August 1, 2025

Sung Hyuk Lee
Chief Executive Officer
Harvard Ave Acquistion Corporation
3rd Floor, 166 Yeongsin-ro
Yeongdengpo-gu, Seoul, 07362
Republic of Korea

       Re: Harvard Ave Acquistion Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 15, 2025
           File No. 333-284826
Dear Sung Hyuk Lee:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed July 15, 2025 Principal Shareholders, page 127

1. Please revise your disclosure to reflect the Class A ordinary shares to be purchased by the sponsor in the Initial Private Placements, including the Class A ordinary shares within the private placement units and the restricted Class A ordinary shares.
Exhibits

2. We note the form of legal opinion filed as Exhibit 5.1. Please ensure the executed legal opinion is not limited to whether holders of ordinary shares are liable, solely because of security holder status, for additional assessments or calls on the security by the registrant; the opinion as to whether the shares are non-assessable should also address whether shareholders are liable to the registrant's creditors. Please refer to
 August 1, 2025
Page 2

      Section II.B.1.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in
      Registered Offerings (October 14, 2011).
       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Ze   -ev D. Eiger, Esq.